Exhibit 99.1

Date: February 28th, 2014

News Paper, La República

Page: 7A

Avianca Holdings S.A.

Summons

The undersigned President of Avianca Holdings S.A., hereby summons the shareholders of Ordinary Shares to the ordinary session of the General Shareholders Meeting to be held in March 25th, 2014, at 11:00 a.m., in the city of Panama, Republic of Panama, at the offices of Icaza, González - Ruiz & Alemán, Registered Agent for the company, located on Calle Aquilino de la Guardia No. 8, Edificio IGRA, 5th Floor.

In accordance with the Social Pact, the holders of Preferred Shares shall not be summoned to take part in this meeting, as no aspects will be discussed, on which they have any voting rights.

The agenda for the session to be carried out will be as follows:

1.	Verification of Quorum.

2.	Reading and approval of the Agenda

3.	Information about the summons to the Meeting

4.	Reading, consideration and approval of the Management Report presented by the Board of Directors, the President and other Managers.

5.	Reading of the External Auditor’s Report.

6.	Reading, consideration and approval of the General Purpose, Individual and Consolidated Financial Statements

7.	Bylaws Modifications

8.	Election of the Board of Directors and establishment of their remuneration

9.	Profits Distribution Project

10.	Sundry Others

11.	Approval of the Minutes

For purposes of the inspection rights, the Company’s ledgers and other documents will be made available to the Shareholders at the company’s Registered Agent’s offices in Panama City, Republic of Panama.

To the shareholders who are unable to attend in person, it is requested that you confirm your representation in a timely manner, through a written power of attorney addressed to the company.

In accordance with the Social Pact, this summons shall be published in a broadly circulating newspaper in the Republic of Colombia, and will be sent to each Ordinary Shareholder via personal, written communication sent through mail, to the address registered with the Company.

February 28th, 2014.

(Signed)

Fabio Villegas Ramírez

President